Mail Stop 3561
								April 24, 2006
David M. McClanahan
President and Chief
Executive Officer
Centerpoint Energy, Inc.
1111 Louisiana St.
Houston, TX  77002


      Re:	Centerpoint Energy, Inc.
		Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 1-31447


Dear Mr. McClanahan:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Notes to Consolidated Financial Statements, page 66

(3) Discontinued Operations, page 83

1. Please explain to us how you reflected the final step of the transaction involving Texas Genco in the financial statements. In this regard, you disclose Texas Genco recorded an after-tax loss of
$426 million related to sale of its fossil fuel plants. However, it is not clear whether the sale of the interest in the South Texas Project resulted in a gain or loss. Please provide us with a calculation of the gain or loss upon closing of the transactions that resulted in the disposition of Texas Genco.

2. We have read the financial statements included in a Form S-1 filed by Texas Genco. We note that you do not mention the Goldman PPA and the related back-to-back power agreement in your filing. Please provide us the full details of each contract. Explain to us the business reason for the Goldman PPA contract and the rationale behind the 90% price. Tell us whether the 10% guaranteed margin could represent a benefit to Texas Genco LP II. If it did represent a benefit, tell us how you recognized such benefit in the gain or loss on the sale of Texas Genco LP. In this regard, we understand the two separate dispositions were distinct transactions that involved separate negotiations of purchase price. We also understand the nuclear disposition closing was not a condition to the initial fossil fuel closing. Please tell us why the guaranteed 10% margin that would be void upon the closing of the nuclear acquisition did not represent a reduction of the consideration on the fossil fuel disposition and additional consideration upon the nuclear acquisition close. Please be detailed in your explanation.

(4) Regulatory Matters, page 86

(a) Recovery of True-up Balance, page 86

3. We note you recorded an extraordinary charge, net of tax, of
$977
million in response to Texas Utility Commision`s order on final true-
up application.  We further note your recognition of $226 million
and
$121 million relating to the debt portion of the return recognized in
2004 and 2005 as other income. Please explain the reason for disparate classification of these items. In this regard, please tell us the period over which you computed the true-up return as well as
the date at which you computed the $977 million extraordinary charge.
Advise whether you would have reduced the $977 million
extraordinary
charge had the return been known at the date you calculated the charge. If so, please advise as to why no portion of the credit was
or will be treated as an extraordinary item.   Please be detailed
in
your response.

Disclosure Controls and Procedures, page 117
4. We note your disclosure that your "principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective to provide assurance that the information required to be disclosed by the Company in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Please confirm to us, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange
Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Otherwise, please explain to us in detail why your officers were unable to come to this conclusion. Refer to Exchange Act Rule 13a-15(e). In future filings, please include this information in your discussion of disclosure controls and procedures.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.


Sincerely,


James Allegretto
Senior Assistant Chief Accountant


Mr. David M. McClanahan
Centerpoint Energy, Inc.
April 24, 2006
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